

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

December 5, 2017

Clifford E. Pietrafitta
Executive Vice President and Chief Financial Officer
Xerium Technologies, Inc.
14101 Capital Boulevard
Youngsville, North Carolina 27596

      Re: Xerium Technologies, Inc.
             Form 10-K for the Fiscal Year Ended December 31, 2016
             Filed March 1, 2017
             File No. 001-32498

Dear Mr. Pietrafitta:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                    Sincerely,

                    /s/ Jennifer Thompson

                    Jennifer Thompson
                    Accounting Branch Chief
                    Office of Consumer Products